UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

X-RITE, INCORPORATED

(Name of Subject Company)

X-RITE, INCORPORATED

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

983857103

(CUSIP Number of Class of Securities)

Thomas J. Vacchiano Jr.

Chief Executive Officer

X-Rite, Incorporated

4300 44th Street, S.E.

Grand Rapids, Michigan 49512

(616) 803-2100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bruce A. Toth, Esq.

Brian M. Schafer, Esq.

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of X-Rite, Incorporated (“X-Rite” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on April 17, 2012 (as amended and supplemented, the “Schedule 14D-9”). This Schedule 14D-9 relates to the tender offer by Termessos Acquisition Corp., a Michigan corporation (“Purchaser”) and wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), pursuant to which Purchaser has offered to purchase all of the outstanding Shares at a price of $5.55 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated April 17, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” and together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Danaher and Purchaser with the SEC on April 17, 2012. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as disclosed below.

Item 8.	Additional Information.

The subsection “Antitrust Compliance” of Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following as the fourth paragraph under the subsection captioned “Foreign Antitrust & Competition Law Clearances”:

“On May 9, 2012, Danaher and the Company received clearance from the Austrian Federal Competition Authority and the Austrian Federal Cartel Prosecutor. Accordingly, the condition of the Offer relating to the expiration or termination of the antitrust laws of Austria has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

X-RITE, INCORPORATED

By:	/s/ Rajesh K. Shah
Name:	Rajesh K. Shah
Title:	Executive Vice President and Chief Financial Officer

Dated:	May 9, 2012

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